Exhibit 99.1

DHT Holdings, Inc. Fourth Quarter 2024 Results

HAMILTON, BERMUDA, February 5, 2025 – DHT Holdings, Inc. (NYSE: DHT) (“DHT” or the “Company”) today announced:

FINANCIAL HIGHLIGHTS:

USD mill. (except per share)	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023	2024	2023
Shipping revenues	130.8	141.1	150.1	145.9	142.3	567.8	556.1
Adjusted net revenues[1]	85.5	92.6	103.7	106.3	94.5	388.2	390.4
Adjusted EBITDA[2]	60.6	70.4	80.0	83.7	72.9	294.6	302.0
Profit/(loss) after tax	54.7	35.2	44.5	47.1	35.3	181.5	161.4
EPS – basic	0.34	0.22	0.27	0.29	0.22	1.12	0.99
EPS – diluted[3]	0.34	0.22	0.27	0.29	0.22	1.12	0.99
Dividend[4]	0.17	0.22	0.27	0.29	0.22	0.95	0.99
Interest bearing debt	409.4	407.6	414.6	397.8	428.7	409.4	428.7
Cash and cash equivalents	78.1	73.8	72.6	73.1	74.7	78.1	74.7
Net debt	331.3	333.8	342.0	324.7	354.0	331.3	354.0

QUARTERLY HIGHLIGHTS:

●
In the fourth quarter of 2024, the Company achieved average combined time charter equivalent earnings of $38,800 per day, comprised of $38,200 per day for the Company’s VLCCs operating in the spot market and $40,500 per day for the Company’s VLCCs on time charter. Average spot rate for the quarter for vessels below 15-years of age was $40,500 per day.

●
Adjusted EBITDA for the fourth quarter of 2024 was $60.6 million. Net profit for the quarter was $54.7 million, which equates to $0.34 per basic share. After adjusting for a non-cash reversal of previous impairment charges of $27.9 million, the Company had a net profit for the quarter of $26.8 million or $0.17 per basic share.

●
In December 2024, the Company entered into an agreement to sell DHT Scandinavia, a 2006 built VLCC, for $43.4 million. The vessel was delivered to its new owner in January 2025. The vessel had no outstanding debt and the Company expects to book a gain of about $19.8 million in the first quarter of 2025 related to the sale.

●
In the fourth quarter of 2024, the Company purchased 1,481,383 of its own shares in the open market, equivalent to 0.9% of its outstanding shares, at an average price of $8.89. All shares were retired upon receipt.

●	In the fourth quarter of 2024, the Company paid $12.8 million as second installment for one of the vessels under the newbuilding program.

●
For the fourth quarter of 2024, the Company declared a cash dividend of $0.17 per share of outstanding common stock, payable on February 25, 2025, to shareholders of record as of February 18, 2025. This marks the 60th consecutive quarterly cash dividend and is in line with the Company’s capital allocation policy to pay out 100% of ordinary net income. The shares will trade ex-dividend from February 18, 2025.

OPERATIONAL HIGHLIGHTS:

	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023	2024	2023
Operating days[5]	2,208.0	2,208.0	2,184.0	2,184.0	2,208.0	8,784.0	8,548.7
Scheduled off hire days	1.0	23.9	8.1	60.2	-	93.1	251.8
Unscheduled off hire[6]	0.1%	0.0%	2.8%*	1.5%*	0.1%	1.1%	0.9%
Revenue days[7]	2,205.8	2,184.4	2,114.0	2,090.8	2,206.7	8,594.9	8,221.0
Spot exposure[6]	73.4%	74.5%	78.5%	79.2%	81.2%	76.4%	75.6%
VLCC time charter rate per day	$40,500	$38,800	$36,400	$39,500	$39,600	$38,900	$36,400
VLCC spot rate per day	$38,200	$43,700	$52,700	$54,000	$43,600	$47,200	$51,200
*In Q2 2024 one vessel underwent unscheduled repairs, accounting for the predominant part of the unscheduled off hire for the quarter. In Q1 2024 two vessels underwent unscheduled repairs, accounting for the unscheduled off hire for the quarter.

The start of the year suggests the coming year to be filled with geopolitical volatility, including announcements of tariffs that could disrupt trade and result in inflation. We however expect changes in trade flows to be constructive with the VLCC sector looking to be an asset class in high demand. This development comes at a time when the dynamics of our market increasingly are becoming a robust supply story, with a benign orderbook of new ships, a rapidly aging fleet and a string of sanctions making it increasingly challenging to trade ships in the “shadow fleet”. The freight volatility so far this year demonstrates how the market balance is shifting in the favour of the ship owning community. These dynamics are increasingly being recognized by our customers evidenced by strong demand for our quality fleet and services.

China has stated its fiscal policy to be “moderately loose”, a status we understand to not having been applied since the 2008 – 2010 period in response to the then financial crises. This should hence be viewed as a significant policy stance to induce much needed economic activity, likely resulting in increased oil consumption. Further, we are registering both economic sanctions and fiscal issues impacting operations of “tea pot” refineries, likely gradually shifting refinery runs to state owned refineries thus changing imports to non-sanctioned crude oil with the use of compliant ships from companies such as DHT. Refinery margins in Asia are strengthening including indications of increased demand for diesel which suggest improved economic activity.

We are well positioned with what we believe is an appropriate strategy with focus on solid customer relations offering safe and reliable services, maintaining a competitive cost structure with robust break-even levels, a solid balance sheet, and a clear capital allocation policy. The whole DHT team continues to work hard and operate with leading governance standards and a high level of integrity.

As of December 31, 2024, DHT had a fleet of 24 VLCCs, with a total dwt of 7,479,177. For more details on the fleet, please refer to the web site: https://www.dhtankers.com/fleetlist/

SUBSEQUENT EVENT HIGHLIGHT:

●
In January 2025, the Company entered into a one-year time charter contract for DHT China, built 2007. The time charter contract has a rate of $40,000 per day. The vessel was delivered into the time charter contract in January.

OUTLOOK:

Estimated Q1 2025
Total term time charter days	604
Average term time charter rate ($/day)	$ 41,700
Total spot days for the quarter	1,475
Spot days booked to date	1,085
Average spot rate booked to date ($/day)	$ 36,400
Average spot rate for vessels below 15-years ($/day)	$ 37,100
Spot P&L break-even for the quarter	$ 21,700
* The month of January includes profit-sharing. The months of February and March assumes only the base rate.

●
Thus far in the first quarter of 2025, 74% of the available VLCC spot days have been booked at an average rate of $36,400 per day on a discharge-to-discharge basis. 81% of the available VLCC days, combined spot and time charter days, have been booked at an average rate of $38,300 per day.

Footnotes:
1Shipping revenues net of voyage expenses.
2 Shipping revenues net of voyage expenses, other revenues, vessel operating expenses and general and administrative expenses.
3Diluted shares include the dilutive effect of the restricted shares granted to management and members of the board of directors.
4Per common share.
5Operating days are the aggregate number of calendar days in the period in which the vessels are owned by the Company or chartered by the Company.
6As % of total operating days in period.
7Revenue days are the aggregate number of calendar days in the period in which the vessels are owned by the Company or chartered by the Company less days on which a vessel is off hire or repositioning days in connection with sale.

FOURTH QUARTER 2024 FINANCIALS

The Company reported shipping revenues for the fourth quarter of 2024 of $130.8 million compared to shipping revenues of $142.3 million in the fourth quarter of 2023. The decrease from the 2023 period to the 2024 period is attributable to lower time charter rates.

Other revenues for the fourth quarter of 2024 were $0.6 million compared to $1.1 million in the fourth quarter of 2023 and relate to technical management services provided.

Voyage expenses for the fourth quarter of 2024 were $45.2 million, compared to voyage expenses of $47.8 million in the fourth quarter of 2023. The change was related to a decrease in port expenses of $1.7 million and a decrease in bunker expenses of $1.2 million, partially offset by an increase in other voyage-related costs of $0.7 million. Voyage expenses will generally vary depending on the actual trading patterns during a quarter.

Vessel operating expenses for the fourth quarter of 2024 were $20.0 million compared to $18.7 million in the fourth quarter of 2023. The increase was mainly due to increased crewing expenses of $0.7 million, increased off hire bunkers expense of $0.4 million and increased insurance expense of $0.1 million.

Depreciation and amortization, including depreciation of capitalized survey expenses, was $27.6 million for the fourth quarter of 2024, compared to $28.5 million in the fourth quarter of 2023. The decrease was mainly due to decreased depreciation of drydocking and exhaust gas cleaning systems of $0.6 million, and decreased depreciation of vessels of $0.3 million.

Reversal of previous impairment charges for the fourth quarter of 2024 was $27.9 million. There was no reversal of previous impairment charges in the fourth quarter of 2023.

General and administrative (“G&A”) expense for the fourth quarter of 2024 was $5.6 million, consisting of $4.2 million cash and $1.4 million non-cash charges, compared to $4.0 million in the fourth quarter of 2023, consisting of $3.3 million cash and $0.7 million non-cash charges. Non-cash G&A includes accrual for social security tax.

Net financial expenses for the fourth quarter of 2024 were $6.0 million compared to $8.9 million in the fourth quarter of 2023. The decrease was mainly due to decreased interest expenses of $2.8 million, due to a decline in interest rates, and a $0.2 million decrease in other financial expenses.

As a result of the foregoing, the Company had a net profit in the fourth quarter of 2024 of $54.7 million, or earnings of $0.34 per basic share and $0.34 per diluted share, compared to a net profit in the fourth quarter of 2023 of $35.3 million, or earnings of $0.22 per basic share and $0.22 per diluted share. The increase from the fourth quarter of 2023 to the fourth quarter of 2024 was mainly due to a $16.5 million increase in operating income, and a $2.9 million decrease in net financial expenses.

Net cash provided by operating activities for the fourth quarter of 2024 was $65.8 million compared to $42.3 million for the fourth quarter of 2023. The increase was due to a $32.2 million change in operating assets and liabilities, a net profit of $54.7 million in the fourth quarter of 2024 compared to a net profit of $35.3 million in the fourth quarter of 2023, partially offset by a decrease in non-cash items included in net profit of $28.1 million.

Net cash used in investing activities was $13.0 million in the fourth quarter of 2024 and was mainly related to investment in vessels under construction. Net cash used in investing activities was $2.2 million in the fourth quarter of 2023 and was mainly related to investment in vessels.

Net cash used in financing activities for the fourth quarter of 2024 was $47.9 million, comprised of $35.5 million related to cash dividend paid, $13.2 million related to purchase of treasury shares and $8.8 million related to scheduled repayment of long-term debt, partially offset by $10 million related to issuance of long-term debt. Net cash used in financing activities for the fourth quarter of 2023 was $39.5 million comprised of $30.6 million related to cash dividend paid, $23.7 million related to prepayment of long-term debt, and $8.8 million related to scheduled repayment of long-term debt, partially offset by $24.0 million related to issuance of long-term debt.

As of December 31, 2024, the cash balance was $78.1 million, compared to $74.7 million as of December 31, 2023.

The Company monitors its covenant compliance on an ongoing basis. As of December 31, 2024, the Company was in compliance with its financial covenants.

As of December 31, 2024, the Company had 159,983,104 shares of common stock outstanding compared to 160,999,542 shares as of December 31, 2023.

The Company declared a cash dividend of $0.17 per common share for the fourth quarter of 2024 payable on February 25, 2025, for shareholders of record as of February 18, 2025.

FULL YEAR 2024 FINANCIALS

The Company reported shipping revenues for 2024 of $567.8 million compared to $556.1 million in 2023. The increase from the 2023 period to the 2024 period includes $25.3 million attributable to increased total revenue days, partially offset by $13.5 million attributable to lower tanker rates.

Other revenues for 2024 were $3.9 million compared to $4.5 million in 2023 and relate to technical management services provided.

Voyage expenses for 2024 were $179.6 million compared to voyage expenses of $165.7 million in 2023. The change was mainly related to an increase in bunker expenses of $17.3 million, partially offset by a decrease in port expenses of $4.4 million. The increased bunker expense in 2024 is mainly due to one additional vessel in the fleet, more vessels in the spot market and fewer off hire days. Voyage expenses will in general vary depending on the actual trading patterns during the period.

Vessel operating expenses for 2024 were $78.6 million compared to $75.4 million in 2023. The increase was mainly related to an additional vessel in the fleet and insurance deductibles.

Depreciation and amortization, including depreciation of capitalized survey expenses, was $111.9 million for 2024, compared to $108.9 million in 2023. The increase was mainly due to increased depreciation of vessels and exhaust gas cleaning systems of $3.2 million due to an additional vessel in the fleet, partially offset by a decrease in depreciation of drydocking of $0.1 million.

Reversal of previous impairment charges for 2024 was $27.9 million. There was no reversal of previous impairment charges in 2023.

G&A for 2024 was $18.9 million, consisting of $14.7 million cash and $4.2 million non-cash charges, compared to $17.4 million, consisting of $14.1 million cash and $3.3 million non-cash charges for 2023. Non-cash G&A includes accrual for social security tax.

Net financial expenses for 2024 were $28.6 million, compared to $31.1 million in 2023. The decrease was mainly due to decreased interest expenses of $2.7 million, due to a decline in interest rates, and a non-cash loss of $0.5 million related to interest rate derivatives in 2023, partially offset by reduced interest income of $0.6 million.

The Company had a net profit for 2024 of $181.5 million, or earnings of $1.12 per basic share and $1.12 per diluted share compared to a net profit of $161.4 million, or earnings of $0.99 per basic share and $0.99 per diluted share in 2023. The difference between the two periods was mainly due to a $17.5 million increase in operating income, and a $2.5 million decrease in net financial expenses.

Net cash provided by operating activities for 2024 was $298.7 million compared to $251.4 million for 2023. The increase was mainly due to a $51.2 million change in operating assets and liabilities, and net profit of $181.5 million in 2024 compared to a net profit of $161.4 million in 2023, partially offset by a $24.0 million decrease in non-cash items included in net profit.

Net cash used in investing activities for 2024 was $97.0 million comprised of $90.2 million related to investment in vessels under construction and $6.7 million related to investment in vessels. Net cash used in investing activities for 2023 was $125.0 million comprised of $128.1 million related to investment in vessels, partially offset by $3.3 million related to proceeds from sale of derivatives.

Net cash used in financing activities for 2024 was $197.9 million comprised of $161.4 million related to cash dividends paid, $74.0 million related to prepayment of long-term debt, $32.9 million related to scheduled repayment of long-term debt, and $13.2 million related to purchase of treasury shares, partially offset by $85.0 million related to issuance of long-term debt. Net cash used in financing activities for 2023 was $177.8 million, comprised of $216.8 million related to repayment of long-term debt in connection with refinancing, $186.7 million related to cash dividends paid, $68.7 million related to prepayment of long-term debt, $24.4 million related to scheduled repayment of long-term debt, and $18.8 million related to purchase of treasury shares, partially offset by $339.6 million related to issuance of long-term debt.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
The Company assesses the financial performance of its business using a variety of measures. Certain of these measures are termed “non-GAAP measures” because they exclude amounts that are included in, or include amounts that are excluded from, the most directly comparable measure calculated and presented in accordance with IFRS, or are calculated using financial measures that are not calculated in accordance with IFRS. These non-GAAP measures include “Adjusted Net Revenue”, “Adjusted EBITDA” and “Adjusted spot time charter equivalent per day”. The Company believes that these non-GAAP measures provide useful supplemental information for its investors and, when considered together with the Company’s IFRS financial measures and the reconciliation to the most directly comparable IFRS financial measure, provide a more complete understanding of the factors and trends affecting the Company’s operations. In addition, DHT’s management measures the financial performance of the Company, in part, by using these non-GAAP measures, along with other performance metrics. The Company does not regard these non-GAAP measures as a substitute for, or as superior to, the equivalent measures calculated and presented in accordance with IFRS. Additionally, these non-GAAP measures may not be comparable to other similarly titled measures used by other companies and should not be considered in isolation or as a substitute for analysis of the Company’s operating results as reported under IFRS.

USD in thousands except time charter equivalent per day	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023	2024	2023
Reconciliation of adjusted net revenue
Shipping revenues	130,768	141,125	150,066	145,876	142,292	567,835	556,075
Voyage expenses	(45,233)	(48,484)	(46,370)	(39,537)	(47,771)	(179,623)	(165,667)
Adjusted net revenues	85,535	92,641	103,696	106,339	94,521	388,212	390,408

Reconciliation of adjusted EBITDA
Profit/(loss) after tax	54,711	35,189	44,489	47,072	35,308	181,460	161,397
Income tax expense	194	79	129	206	226	608	649
Other financial (income)/expenses	445	719	470	454	599	2,088	1,984
Fair value (gain)/loss on derivative financial liabilities	-	-	-	-	-	-	504
Interest expense	6,384	7,318	7,921	8,775	9,194	30,399	33,061
Interest income	(857)	(1,035)	(935)	(1,091)	(908)	(3,918)	(4,485)
Reversal of previous impairment charges	(27,909)	-	-	-	-	(27,909)	-
Depreciation and amortization	27,621	28,135	27,878	28,250	28,475	111,884	108,902
Adjusted EBITDA	60,588	70,406	79,953	83,666	72,894	294,612	302,012

Reconciliation of adjusted spot time charter equivalent per day*
Spot time charter equivalent per day	38,200	43,700	52,700	54,000	43,600	47,200	51,200
IFRS 15 impact on spot time charter equivalent per day**	200	(2,800)	(1,500)	400	2,700	(900)	300
Adjusted spot time charter equivalent per day	38,400	40,900	51,200	54,400	46,300	46,300	51,500

* Per revenue days. Revenue days are the aggregate number of calendar days in the period in which the vessels are owned by the Company or chartered by the Company less days on which a vessel is off hire.
** For vessels operating on spot charters, voyage revenues are calculated on a discharge-to-discharge basis. Under IFRS 15, spot charter voyage revenues are calculated on a load-to-discharge basis. IFRS 15 impact refers to the timing difference between discharge-to-discharge and load-to-discharge basis.

EARNINGS CONFERENCE CALL AND WEBCAST INFORMATION
The Company will host a conference call and webcast, which will include a slide presentation, at 8:00 a.m. ET/14:00 CET on Thursday, February 6, 2025, to discuss the results for the quarter.

To access the conference call the participants are required to register using this link:
https://register.vevent.com/register/BI13832ee3e7a4453cbf78db11ac46aaf1

Upon registering, each participant will be provided with participant dial-in numbers, and a unique personal PIN. Participants will need to use the conference access information provided in the e-mail received at the point of registering. Participants may also use the Call Me feature instead of dialing the nearest dial-in number.

The webcast, which will include a slide presentation, will be available on the following link:
https://edge.media-server.com/mmc/p/z39za5n6 and can also be accessed in the Investor Relations section of DHT's website at http://www.dhtankers.com.

A recording of the audio and slides presented will be available until February 13, 2025, at 14:00 CET. The recording can be accessed through the following link: https://edge.media-server.com/mmc/p/z39za5n6

ABOUT DHT HOLDINGS, INC.
DHT is an independent crude oil tanker company. Our fleet trades internationally and consists of crude oil tankers in the VLCC segment. We operate through our integrated management companies in Monaco, Norway, Singapore, and India. You may recognize us by our renowned business approach as an experienced organization with focus on first rate operations and customer service; our quality ships; our prudent capital structure that promotes staying power through the business cycles; our combination of market exposure and fixed income contracts for our fleet; our counter cyclical philosophy with respect to investments, employment of our fleet, and capital allocation; and our transparent corporate structure maintaining a high level of integrity and good governance. For further information please visit http://www.dhtankers.com.

FORWARD LOOKING STATEMENTS
This press release contains certain forward-looking statements and information relating to the Company that are based on beliefs of the Company's management as well as assumptions, expectations, projections, intentions and beliefs about future events. When used in this document, words such as "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "will," "may," "should" and "expect" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These statements reflect the Company's current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. These forward-looking statements represent the Company's estimates and assumptions only as of the date of this press release and are not intended to give any assurance as to future results. For a detailed discussion of the risk factors that might cause future results to differ, please refer to the Company's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 20, 2024.

The Company undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and the Company's actual results could differ materially from those anticipated in these forward-looking statements.

CONTACT:
Laila C. Halvorsen, CFO
Phone: +1 441 295 1422 and +47 984 39 935
E-mail: lch@dhtankers.com

DHT HOLDINGS, INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
($ in thousands)

	Note	December 31, 2024 (Unaudited)	December 31, 2023 (Audited)
ASSETS
Current assets
Cash and cash equivalents		$78,143	74,738
Accounts receivable and accrued revenues	7	53,715	75,848
Capitalized voyage expenses		2,450	2,549
Prepaid expenses		7,200	13,557
Inventories		37,688	33,806
Asset held for sale	5	22,693	-
Total current assets		$201,889	200,498

Non-current assets
Vessels	5	$1,185,576	1,283,710
Advances for vessels under construction	5	93,178	-
Advances for vessel upgrades		-	10
Other property, plant and equipment		4,589	6,649
Goodwill		1,356	1,356
Total non-current assets		$1,284,698	1,291,725

TOTAL ASSETS		$1,486,587	1,492,223

LIABILITIES AND EQUITY
Current liabilities
Accounts payable and accrued expenses		$23,436	20,493
Current portion long-term debt	4	78,649	30,300
Other current liabilities		1,389	1,418
Deferred shipping revenues	8	6,139	4,394
Total current liabilities		$109,613	56,605

Non-current liabilities
Long-term debt	4	$330,775	398,425
Other non-current liabilities		3,497	5,527
Total non-current liabilities		$334,273	403,952

TOTAL LIABILITIES		$443,886	460,557

Equity
Common stock at par value	6	$1,600	1,610
Additional paid-in capital		1,217,651	1,228,254
Accumulated deficit		(186,321)	(206,477)
Translation differences		39	201
Other reserves		5,273	3,566
Total equity attributable to the Company		1,038,242	1,027,153
Non-controlling interest		4,459	4,513
Total equity		$1,042,701	1,031,667

TOTAL LIABILITIES AND EQUITY		$1,486,587	1,492,223

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)
($ in thousands, except shares and per share amounts)

		Q4 2024	Q4 2023	12 months 2024	12 months 2023
	Note	Oct. 1 - Dec. 31, 2024	Oct. 1 - Dec. 31, 2023	Jan. 1 - Dec. 31, 2024	Jan. 1 - Dec. 31, 2023
Shipping revenues		$130,768	142,292	567,835	556,075

Other revenues		623	1,084	3,938	4,481

Total revenues	3	$131,391	143,376	571,773	560,556

Operating expenses
Voyage expenses		(45,233)	(47,771)	(179,623)	(165,667)
Vessel operating expenses		(19,980)	(18,718)	(78,594)	(75,429)
Depreciation and amortization	5	(27,621)	(28,475)	(111,884)	(108,902)
Reversal of previous impairment charges	5	27,909	-	27,909	-
General and administrative expenses		(5,589)	(3,993)	(18,944)	(17,448)
Total operating expenses		$(70,515)	(98,957)	(361,136)	(367,447)

Operating (loss)/ income		$60,876	44,419	210,637	193,110

Interest income		857	908	3,918	4,485
Interest expense		(6,384)	(9,194)	(30,399)	(33,061)
Fair value gain/(loss) on derivative financial liabilities		-	-	-	(504)
Other financial (expense)/income		(445)	(599)	(2,088)	(1,984)
Profit/(loss) before tax		$54,905	35,534	182,069	162,046

Income tax expense		(194)	(226)	(608)	(649)
Profit/(loss) after tax		$54,711	35,308	181,460	161,397
Attributable to owners of non-controlling interest		(224)	(53)	84	43
Attributable to the owners of parent		$54,935	35,361	181,377	161,353

Attributable to the owners of parent
Basic earnings/(loss) per share		0.34	0.22	1.12	0.99
Diluted earnings/(loss) per share		0.34	0.22	1.12	0.99

Weighted average number of shares (basic)		161,272,556	160,999,542	161,354,507	162,178,499
Weighted average number of shares (diluted)		161,347,445	161,206,487	161,441,782	162,356,735

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)
($ in thousands)

		Q4 2024	Q4 2023	12 months 2024	12 months 2023
	Note	Oct. 1 - Dec. 31, 2024	Oct. 1 - Dec. 31, 2023	Jan. 1 - Dec. 31, 2024	Jan. 1 - Dec. 31, 2023
Profit/(loss) after tax		$54,711	35,308	181,460	161,397

Other comprehensive income/(loss):
Items that will not be reclassified subsequently to income statement:
Remeasurement of defined benefit obligation (loss)		176	(494)	176	(494)
Total		$176	(494)	176	(494)
Items that may be reclassified subsequently to income statement:
Exchange gain/(loss) on translation of foreign currency
denominated associate and subsidiary		(544)	277	(300)	115
Total		$(544)	277	(300)	115

Other comprehensive income/(loss)		$(368)	(217)	(124)	(380)

Total comprehensive income/(loss) for the period		$54,343	35,090	181,336	161,017

Attributable to owners of non-controlling interest		$(478)	92	(54)	95
Attributable to the owners of parent		$54,820	34,999	181,390	160,922

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW (UNAUDITED)
($ in thousands)

		Q4 2024	Q4 2023	12 months 2024	12 months 2023
	Note	Oct. 1 - Dec. 31, 2024	Oct. 1 - Dec. 31, 2023	Jan. 1 - Dec. 31, 2024	Jan. 1 - Dec. 31, 2023
CASH FLOW FROM OPERATING ACTIVITIES
Profit/(loss) after tax		$54,711	35,308	181,460	161,397

Items included in net income not affecting cash flows		1,760	29,853	90,903	114,903
Depreciation and amortization	5	27,621	28,475	111,884	108,902
Reversal of previous impairment charges	5	(27,909)	-	(27,909)	-
Amortization of deferred debt issuance cost		633	749	2,628	2,972
(Gain) / loss, disposal of property, plant and equipment		-	-	-	18
Fair value (gain)/loss on derivative financial instruments		-	-	-	504
Compensation related to options and restricted stock		1,392	650	4,290	3,233
Net foreign exchange differences		23	(21)	10	(32)
(Gain) / loss modification of debt		-	-	-	(693)
Income adjusted for non-cash items		$56,472	65,161	272,364	276,300

Changes in operating assets and liabilities		9,314	(22,894)	26,290	(24,889)
Accounts receivable and accrued revenues		4,838	(20,164)	22,133	(16,383)
Capitalized voyage expenses		398	268	99	250
Prepaid expenses		5,800	(4,535)	6,358	(3,007)
Accounts payable and accrued expenses		(645)	(2,298)	32	(4,937)
Deferred shipping revenues		3,427	-	1,745	222
Inventories		(4,389)	3,977	(3,882)	(738)
Pension liability		(114)	(143)	(195)	(295)
Net cash provided by operating activities		$65,786	42,267	298,654	251,411

CASH FLOW FROM INVESTING ACTIVITIES
Investment in vessels		(54)	(2,185)	(6,687)	(128,081)
Investment in vessels under construction		(12,858)	-	(90,196)	-
Proceeds from sale of derivatives		-	-	-	3,256
Investment in other property, plant and equipment		(80)	(17)	(149)	(152)
Net cash used in investing activities		$(12,992)	(2,202)	(97,032)	(124,977)

CASH FLOW FROM FINANCING ACTIVITIES
Cash dividends paid	6	(35,522)	(30,590)	(161,396)	(186,672)
Dividends paid to non-controlling interest		-	-	-	(590)
Repayment principal element of lease liability		(357)	(342)	(1,390)	(1,424)
Issuance of long-term debt	4	10,000	23,950	85,000	339,633
Purchase of treasury shares	6	(13,196)	-	(13,196)	(18,808)
Scheduled repayment of long-term debt		(8,838)	(8,838)	(32,927)	(24,427)
Prepayment of long-term debt	4	-	(23,715)	(74,000)	(68,715)
Repayment of long-term debt refinancing		-	-	-	(216,761)
Net cash used in financing activities		$(47,913)	(39,535)	(197,908)	(177,763)

Net (decrease)/increase in cash and cash equivalents		4,880	529	3,713	(51,329)
Net foreign exchange difference		(566)	289	(308)	119
Cash and cash equivalents at beginning of period		73,829	73,920	74,738	125,948
Cash and cash equivalents at end of period		$78,143	74,738	78,143	74,738

Specification of items included in operating activities:
Interest paid		7,872	8,919	31,257	29,480
Interest received		1,561	1,855	3,842	5,076

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

SUMMARY CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)
($ in thousands, except shares)

				Paid-in					Non-
				Additional	Treasury	Accumulated	Translation	Other	Controlling	Total
	Note	Shares	Amount	Capital	Shares	Deficit	Differences	Reserves	Interest	Equity
Balance at January 1, 2023		162,653,339	$1,627	$1,243,754	$-	$(180,664)	$138	$3,623	$5,008	$1,073,486
Profit/(loss) after tax						161,353			43	161,397
Other comprehensive income/(loss)						(494)	63		52	(380)
Total comprehensive income/(loss)						160,859	63		95	161,017
Cash dividends declared and paid						(186,672)			(590)	(187,262)
Purchase of treasury shares	6				(18,808)					(18,808)
Retirement of treasury shares	6	(2,209,927)	(22)	(18,786)	18,808					-
Compensation related to options and restricted stock		556,130	6	3,285				(57)		3,233
Balance at December 31, 2023		160,999,542	$1,610	$1,228,254	$-	$(206,477)	$201	$3,566	$4,513	$1,031,667

Balance at January 1, 2024		160,999,542	$1,610	$1,228,254	$-	$(206,477)	$201	$3,566	$4,513	$1,031,667
Profit/(loss) after tax						181,377			84	181,460
Other comprehensive income/(loss)						176	(162)		(138)	(124)
Total comprehensive income/(loss)						181,552	(162)		(54)	181,336
Cash dividends declared and paid						(161,396)				(161,396)
Purchase of treasury shares	6				(13,196)					(13,196)
Retirement of treasury shares	6	(1,481,383)	(15)	(13,181)	13,196					-
Compensation related to options and restricted stock		464,945	5	2,578				1,707		4,290
Balance at December 31, 2024	6	159,983,104	$1,600	$1,217,651	$-	$(186,321)	$39	$5,273	$4,459	$1,042,701

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED DECEMBER 31, 2024

Note 1 – General information

DHT Holdings, Inc. (“DHT” or the “Company”) is a company incorporated under the laws of the Marshall Islands whose shares are listed on the New York Stock Exchange. The Company’s principal executive office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The Company is engaged in the ownership and operation of a fleet of crude oil carriers.

The unaudited interim condensed consolidated financial statements were approved by the Company’s Board of Directors (the “Board”) on February 4, 2025, and authorized for issue on February 5, 2025.

Note 2 – General accounting principles

The interim condensed consolidated financial statements do not include all information and disclosures required in the annual financial statements and should be read in conjunction with DHT’s audited consolidated financial statements included in its Annual Report on Form 20-F for 2023. The interim results are not necessarily indicative of the results for the entire year or for any future periods.

The interim condensed consolidated financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”).

The interim condensed consolidated financial statements have been prepared on a historical cost basis. The accounting policies applied in these condensed consolidated interim financial statements are consistent with those presented in the 2023 audited consolidated financial statements.

These interim condensed consolidated financial statements have been prepared on a going concern basis.

Vessels under construction - pre-delivery installments
The initial pre-delivery installments made for vessels are recorded in the statement of financial position as “Advances for vessels under construction” under Non-current assets. Vessels under construction are presented at cost less identified impairment charges, if any. Costs relating to vessels under construction include pre-delivery installments to the shipyard and other vessel costs incurred during the construction period that are directly attributable to construction of the vessels, including borrowing costs, if any, incurred during the construction period.

Vessels held for sale
Vessels are classified separately as held for sale as part of current assets in the statement of financial position when their carrying amount will be recovered through a sale of transaction rather than continuing use. For this to be the case, the asset must be available for immediate sale in its present condition and its sale must be highly probable. For the sale to be highly probable, the appropriate level of management must be committed to a plan to sell the asset, and an active program to locate a buyer and complete the plan must have been initiated. Further, the asset must be actively marketed for sale at a price that is reasonable in relation to its current fair value. In addition, the sale should be expected to qualify for recognition as a completed sale within one year from the date of classification. Vessels classified as held for sale are measured at the lower of their carrying amount and fair value less cost to sell. Vessels classified as held for sale are not depreciated or amortized once classified as held for sale.

Application of new and revised International Financial Reporting Standards (“IFRSs”)
New and amended standards and interpretations that are issued are disclosed below.

o	Amendments to IAS 1 - Classification of Liabilities as Current or Non-current
The amendments affect only the presentation of liabilities as current or non-current in the statement of financial position and not the amount or timing of recognition of any asset, liability, income or expense, or the information disclosed about those items. The amendments are effective for annual periods beginning on or after January 1, 2024. The Company has adopted the amendments to IAS 1 and these amendments have no impact on the presentation of the Company’s interim condensed consolidated financial statements.

Note 3 – Segment reporting

DHT’s primary business is operating a fleet of crude oil tankers, with a secondary activity of providing technical management services. The Company is organized and managed as one segment based on the nature and financial effects of the business activities in which it engages and the economic environment in which it operates. The consolidated operating results are regularly reviewed by the Company’s chief operating decision maker, the President & Chief Executive Officer, and the Company does not monitor performance by geographical areas.

The below table details the Company’s total revenues:

$ in thousands	Q4 2024	Q4 2023	2024	2023
Time charter revenues[1]	24,067	16,650	82,640	74,989
Voyage charter revenues	106,701	125,643	485,195	481,087
Shipping revenues	130,768	142,292	567,835	556,075
Other revenues[2]	623	1,084	3,938	4,481
Total revenues	131,391	143,376	571,773	560,556
1Time charter revenues is presented in accordance with IFRS 16 Leases, while the portion of time charter revenues related to technical management services, equaling $5.3 million in the fourth quarter of 2024, $3.9 million in the fourth quarter of 2023, $18.4 million in 2024 and $19.0 million in 2023, is recognized in accordance with IFRS 15 Revenue from Contracts with Customers.
2Other revenues mainly relate to technical management services provided.

As of December 31, 2024, the Company had 24 vessels in operation; seven vessels were on time charters and 17 vessels operating in the spot market.

Information about major customers:
For the period from October 1, 2024, to December 31, 2024, five customers represented $33.6 million, $28.2 million, $10.2 million, $7.1 million, and $5.1 million, respectively, of the Company’s shipping revenues. The five customers in aggregate represented $84.2 million, equal to 64 percent of the shipping revenues of $130.8 million for the period from October 1, 2024, to December 31, 2024.

For the period from January 1, 2024, to December 31, 2024, five customers represented $113.1 million, $98.6 million, $72.5 million, $40.4 million, and $24.2 million, respectively, of the Company’s total revenues. The five customers in aggregate represented $348.8 million, equal to 61 percent of the shipping revenues of $567.8 million for the period from January 1, 2024, to December 31, 2024.

For the period from October 1, 2023, to December 31, 2023, five customers represented $26.6 million, $24.6 million, $19.4 million, $10.2 million, and $8.4 million, respectively, of the Company’s shipping revenues. The five customers in aggregate represented $89.2 million, equal to 63 percent of the shipping revenues of $142.3 million for the period from October 1, 2023, to December 31, 2023.

For the period from January 1, 2023, to December 31, 2023, five customers represented $87.4 million, $84.5 million, $71.3 million, $57.6 million, and $39.7 million, respectively, of the Company’s total revenues. The five customers in aggregate represented $340.5 million, equal to 61 percent of the shipping revenues of $556.1 million for the period from January 1, 2023, to December 31, 2023.

Note 4 – Interest bearing debt

As of December 31, 2024, DHT had interest bearing debt totaling $409.4 million.

Scheduled debt repayments

	Interest			Q1	Q2-Q4
$ in thousands	rate		Maturity	2025	2025	2026	2027	Thereafter	Total
Credit Agricole Credit Facility	SOFR +	2.05%	2028	625	1,875	2,500	2,500	25,000	32,500
Danish Ship Finance Credit Facility [1]	SOFR +	2.00%	2025	-	26,693	-	-	-	26,693
ING Credit Facility [2]	SOFR +	1.90%	2029	6,250	18,750	25,000	25,000	146,150	221,150
ING Credit Facility	SOFR +	1.80%	2029	750	2,250	3,000	3,000	32,250	41,250
Nordea Credit Facility [3]	SOFR + CAS[4] +	1.90%	2027	5,929	17,786	23,715	46,091	-	93,521
Total				13,554	67,354	54,215	76,591	203,400	415,114
Unamortized upfront fees bank loans									(5,690)
Total interest bearing debt									409,424
1 Semiannual installment
2 $40.1 mill. undrawn as of December 31, 2024
3 $139.4 mill. undrawn as of December 31, 2024
4 3 months Credit Adjustment Spread (CAS) of 0.26%

ING Credit Facility
In January 2023, the Company entered into a new $405 million secured credit facility, including a $100 million uncommitted incremental facility, with ING, Nordea, ABN AMRO, Credit Agricole, Danish Ship Finance and SEB, as lenders, ten wholly owned special-purpose vessel-owning subsidiaries as borrowers, and DHT Holdings, Inc., as guarantor. Borrowings bear interest at a rate equal to SOFR plus a margin of 1.90% and is repayable in quarterly installments of $6.3 million with maturity in January 2029.

In the third quarter of 2023, the Company drew down $55 million under the revolving credit facility, which was applied towards the delivery of DHT Appaloosa and general corporate purposes. In the fourth quarter of 2023, the Company drew down $24 million under the revolving credit facility which was subsequently repaid in January 2024. In the first quarter of 2024, the Company drew down $50 million under the revolving credit facility which was subsequently repaid in the same quarter. In the second quarter of 2024 and the fourth quarter of 2024, the Company drew down $25 million and $10 million, respectively, under the revolving credit facility which was used for installments under the newbuilding contracts.

In September 2023, the Company entered into a $45 million senior secured credit facility under the incremental facility, with ING, Nordea, ABN AMRO, Danish Ship Finance and SEB, as lenders, one wholly owned special-purpose vessel-owning subsidiary as borrower, and DHT Holdings, Inc., as guarantor. Borrowings bear interest at a rate equal to SOFR plus a margin of 1.80% and is repayable in quarterly installments of $0.75 million with maturity in January 2029. The draw down of the $45 million senior secured credit facility was applied to repay the revolving credit facility.

Credit Agricole Credit Facility
The credit facility is repayable in quarterly installments of $0.6 million with final payment of $22.5 million in addition to the last installment in December 2028.

Danish Ship Finance Credit Facility
The credit facility is repayable in semiannual installments of $1.2 million and a final payment of $24.3 million in addition to the last installment in November 2025. In October 2023, we entered into an amended and restatement agreement in relation to the LIBOR cessation. The credit facility bears an interest rate equal to SOFR plus a margin of 2.00%.

Nordea Credit Facility
The credit facility is repayable in quarterly installments of $5.9 million from the first quarter of 2025, with the final payment of $40.9 million in addition to the last installment of $5.2 million due in the first quarter of 2027. Additionally, the facility includes an uncommitted “accordion” of $250 million. In June 2023, we entered into an amended and restatement agreement in relation to the LIBOR cessation. The credit facility bears an interest rate equal to SOFR plus CAS plus a margin of 1.90%. In the fourth quarter of 2023, the Company prepaid $23.7 million under the Nordea Credit Facility. The voluntary prepayment was made for all regular installments for 2024.

Covenant compliance
The Company's financial covenants as of December 31, 2024, are summarized as follows:

	ING	Credit Agricole	Danish Ship Finance	Nordea
	Credit Facility	Credit Facility	Credit Facility	Credit Facility
Security	11 VLCCs	1 VLCC	1 VLCC	11 VLCCs
Charter free market value of vessels that secure facility must be no less than	135% of borrowings	135% of borrowings	135% of borrowings	135% of borrowings
Value adjusted* tangible net worth	$300 million and 25% of value adjusted total assets	$300 million and 25% of value adjusted total assets	$300 million and 25% of value adjusted total assets	$300 million and 25% of value adjusted total assets
Unencumbered cash of at least	Higher of $30 million or 6% of gross interest bearing debt	Higher of $30 million or 6% of gross interest bearing debt	Higher of $30 million or 6% of gross interest bearing debt	Higher of $30 million or 6% of gross interest bearing debt
Guarantor	DHT Holdings, Inc.	DHT Holdings, Inc.	DHT Holdings, Inc.	DHT Holdings, Inc.
*Value adjusted is defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company's vessels (as determined quarterly by a broker approved by the financial institution)

As of December 31, 2024, the Company was in compliance with its financial covenants.

Note 5 – Vessels

The carrying values of the vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of constructing new vessels. Historically, both charter rates and vessel values have been cyclical. The carrying amounts of vessels held and used by us are reviewed for potential impairment or reversal of prior impairment charges whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not accurately reflect the recoverable amount of a particular vessel.

Vessels

Cost of Vessels
$ in thousands
At January 1, 2024	2,052,878
Transferred from vessels upgrades	6,624
Transferred to asset held for sale	(68,421)
Retirement [1]	(8,339)
At December 31, 2024	1,982,742

Depreciation and amortization
$ in thousands
At January 1, 2024	769,168
Depreciation and amortization [2]	109,974
Transferred to asset held for sale	(45,728)
Reversal of previous impairment	(27,909)
Retirement [1]	(8,339)
At December 31, 2024	797,166

Carrying Amount
$ in thousands
At January 1, 2024	1,283,710
At December 31, 2024	1,185,576
1Relates to completed depreciation of drydocking for DHT Bauhinia, DHT Europe and DHT China.
2 Relates solely to depreciation of vessels, drydocking, and EGCS. Depreciation of office leases and other property, plant, and equipment represents an additional $1,911, which combined with the depreciation of vessels, drydocking, and EGCS comprises $111,884 thousand in depreciation and amortization.

Reversal of previous impairment
Based on continued strong market values and triggered by the sale of DHT Scandinavia in Q4 2024, the Company identified indicators of reversal due to the increased estimated service potential for the vessels with previous impairments. According to IAS 36 Impairment of Assets, the increased carrying amount of an asset attributable to a reversal of impairment loss shall not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years. As a result, the Company reversed previous impairment charges totaling $27.9 million in Q4 2024, including $1.2 million related to DHT Scandinavia.

Advances for vessel upgrades
Cost of advances for vessel upgrades relates to prepaid drydocking.

Cost of advances of vessel upgrades
$ in thousands
At January 1, 2024	10
Additions	6,614
Transferred to vessels	(6,624)
At December 31, 2024	-

Advances for vessels under construction
The Company has entered into agreements to build four large VLCCs, fitted with exhaust gas cleaning systems, expected to be delivered between February and July 2026. Two will be constructed at each Hyundai Samho Heavy Industries Co., Ltd. (“HHI”) and Hanwha Ocean Co., Ltd. (“Hanwha”) in South Korea. The average price for the four ships is $130 million, adjusted for change orders. As of December 31, 2024, the Company has paid $90.1 million related to the installments under its newbuilding program. In addition, the Company has capitalized $3.0 million as borrowing costs in connection with the financing of the vessels under construction, at an average interest rate of 7.2% p.a., and $0.1 million related to other directly attributable expenses.

Cost of vessels under construction
$ in thousands
At January 1, 2024	-
Additions	93,178
At December 31, 2024	93,178

The following table represents future expected payments related to the vessels under construction as of December 31, 2024:

Vessels under construction
$ in thousands
Within the next 12 months	128,393
From one year to three years	301,312
At December 31, 2024*	429,705
*These are estimates only and are subject to change as construction progresses.

Asset held for sale
In December 2024, the Company agreed to the sale of DHT Scandinavia for a price of $43.4 million. DHT Scandinavia was delivered to its new owner on January 15, 2025. The vessel is presented as an asset held for sale as of December 31, 2024, and had a carrying value of $22.7 million on that date. The vessel had no outstanding debt and the Company expects to book a gain of about $19.8 million in the first quarter of 2025 related to the sale.

Note 6 – Stockholders’ equity and dividend payment

Common stock
Issued at December 31, 2024	159,983,104
Numbers of shares authorized for issue
at December 31, 2024	250,000,000
Par value	$ 0.01

Common stock
Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders.

Stock repurchases
In the fourth quarter of 2024, the Company purchased 1,481,383 of its own shares in the open market for an aggregate consideration of $13.2 million, at an average price of $8.89. All shares were retired upon receipt. No stock repurchases were made in the first three quarters of 2024.

In the third quarter of 2023, the Company purchased 1,137,583 of its own shares in the open market for an aggregate consideration of $9.9 million, at an average price of $8.72. All shares were retired upon receipt. In the second quarter of 2023, the Company purchased 1,072,344 of its own shares in the open market for an aggregate consideration of $8.9 million, at an average price of $8.25. All shares were retired upon receipt, of which 251,879 shares, equivalent to $2.1 million in treasury shares, were retired in July 2023. No stock repurchases were made in the first quarter of 2023.

Dividend payments

Dividend payments made during 2024:

Payment date	Total Payment	Per common share
$ in thousands, except per share amounts
November 29, 2024	$ 35,522	$ 0.22
August 30, 2024	$ 43,595	$ 0.27
May 31, 2024	$ 46,786	$ 0.29
February 28, 2024	$ 35,492	$ 0.22
Total payments made during 2024	$ 161,396	$ 1.00

Dividend payment made during 2023:

Payment date	Total Payment	Per common share
$ in thousands, except per share amounts
November 28, 2023	$ 30,590	$ 0.19
August 30, 2023	$ 56,661	$ 0.35
May 25, 2023	$ 37,487	$ 0.23
February 24, 2023	$ 61,935	$ 0.38
Total payments made during 2023	$ 186,672	$ 1.15

Note 7 – Accounts receivable and accrued revenues

As of December 31, 2024, $53.7 million, consisting mainly of accounts receivable with no material amounts overdue, was recognized as accounts receivable and accrued revenues in the interim condensed consolidated statement of financial position, compared to $75.8 million as of December 31, 2023.

Note 8 – Deferred shipping revenues

Deferred shipping revenues relate to charter hire payments paid in advance. As of December 31, 2024, $6.1 million was recognized as deferred shipping revenues in the interim condensed consolidated statement of financial position, compared to $4.4 million as of December 31, 2023.

Note 9 - Financial risk management, objectives, and policies

Note 9 in the 2023 annual report on Form 20-F provides details of financial risk management objectives and policies.

The Company’s principal financial liability consists of long-term debt with the main purpose being to partly finance the Company’s assets and operations. The Company’s financial assets mainly comprise cash.

The Company is exposed to market risk, credit risk and liquidity risk. The Company’s senior management oversees the management of these risks.

Note 10 – Subsequent events

On February 4, 2025, the Board approved a dividend of $0.17 per common share related to the fourth quarter of 2024 to be paid on February 25, 2025, for shareholders of record as of February 18, 2025.

On January 15, 2025, DHT Scandinavia was delivered to its new owner. The vessel had no outstanding debt and the Company expects to book a gain of about $19.8 million in the first quarter of 2025 related to the sale.

In January 2025, the Company entered into a one-year time charter contract for DHT China, built 2007. The time charter contract has a rate of $40,000 per day. The vessel was delivered into the time charter contract in January.